EXHIBIT 17.1

RESIGNATION

Board of Directors

EMS Find, Inc. (f/k/a LightCollar, Inc.)

2248 Meridian Blvd., Ste H.

Minden, NV 89423

Dear Sirs:

Effective immediately, I hereby resign as Director of EMS Find, Inc. (f/k/a LightCollar, Inc.), a Nevada Corporation (the “Corporation”).

My Resignation is not due to any disagreement with the Corporation on any matter relating to the Corporation’s operations, policies, practices, or otherwise.

I confirm that I have no claim against the Corporation whether in respect of remuneration, severance payments, pensions, expenses or compensation for loss of office or in any other respect whatsoever.

Dated: March, 23 2015

/s/ Matveev Anton

Matveev Anton